Sticky Fingers Bakery Bistro LLC
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	25,746.86
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1030 · Cash On Hand	400.00
1100 · Cash To Be Deposited	3,286.93
1150 · Credit Card Receivable	1,573.04
1202 · Uber Eats Receivable	1,472.63
1400 · Prepaid Expense:1410 · Prepaid Insurance	-13,739.41
1400 · Prepaid Expense:1420 · Prepaid Taxes & Licenses:1420.1 · Prepaid ABRA	-83.71
1400 · Prepaid Expense:1420 · Prepaid Taxes & Licenses:1420.2 · Prepaid Basic ...	672.37
1400 · Prepaid Expense:1420 · Prepaid Taxes & Licenses:1420.3 · Prepaid Perso...	310.50
1400 · Prepaid Expense:1445 · Prepaid Estimated DC Franchise	-10,412.00
2100 · Accounts Payables	-2,232.82
2130 · Capital One (4780)	-5,769.12
2120 · Insurance Payable	17,302.41
2150 · Due to/from SFB	-14,317.25
2200 · Payroll Taxes Payable:2240 · Employee Tips Payable	1,003.06
2200 · Payroll Taxes Payable:2250 · Accrued FICA/SS	314.93
2200 · Payroll Taxes Payable:2260 · Accrued FUTA	7.34
2200 · Payroll Taxes Payable:2270 · Accrued SUTA	543.26
2200 · Payroll Taxes Payable:2275 · Accrued DCUPLA	102.66
2200 · Payroll Taxes Payable:2280 · Accrued Medicare	73.64
2300 · Sales Taxes Payable	-564.73
2400 · Accrued Expenses:2410 · Accrued Wages	4,035.36
2400 · Accrued Expenses:2450 · Accrued Interest	-149.98
2400 · Accrued Expenses:2491 · Accrued CC Discount	-3,709.98
2580 · Unclaimed Property	2,126.32
Net cash provided by Operating Activities	7,992.31
INVESTING ACTIVITIES	
1510 · Property and Equipment:1530 · Equipment	-19,172.32
1575 · Accumulated Depreciation	51,301.00
1830 · Accumulated Amortization	9,291.00
Net cash provided by Investing Activities	41,419.68
FINANCING ACTIVITIES	
2160 · Due to Member	-1,894.33
2700 · Notes Payable:2701 · Loan Payable - SunTrust	-66,352.80
2700 · Notes Payable:2705 · Loan Payable - Marlin Business	-672.22
2700 · Notes Payable:2706 · Loan Payable - LCA Bank	16,056.67
3000 · Equity:3300 · Owner Equity	50,519.80
3150 · Distributions	-12,077.43
3200 · Retained Earnings	-50,519.80
Net cash provided by Financing Activities	-64,940.11
Net cash increase for period	-15,528.12
Cash at beginning of period	-3,703.64
Cash at end of period	**-19,231.76**